320 Bay Street Suite 1520 Toronto, Ontario M5H 2R3 CANADA Tel: (647) 260-8880 Fax: (647) 260-8881 www.gammongold.com

Gammon Gold Announces Corporate Name Change to AuRico Gold

Toronto: May 16, 2011: Gammon Gold Inc. (TSX:GAM) (NYSE: GRS), (“Gammon”) announced today that it intends to change its corporate name to AuRico Gold (pronounced oh-REE-koh). The name change is subject to shareholder approval at the Company’s Annual and Special Meeting of Shareholders scheduled for June 9, 2011 and is expected to be effective on, or about, June 13, 2011.

The Company’s Toronto Stock Exchange and its New York Stock Exchange ticker symbol will change to “AUQ” to reflect the new name, representing gold equivalent. The Company will also launch a new website, www.auricogold.com and a new logo.

The AuRico Gold name combines two words representative of the company: "Au," the atomic symbol for gold, and "rico," a Spanish word meaning rich. The AuRico logo features the ancient alchemy symbol for gold, which dates back over 1,000 years.

“Over the past three years, the new management team has dedicated considerable effort in repositioning the Company for success. Today we are a leading intermediate gold and silver producer with a diversified portfolio of high quality mines and projects, an exciting growth profile and a strong balance sheet,” said René Marion, President and CEO of Gammon Gold. “Our new name and logo reflect our renewed commitment as we build upon our successes and enrich shareholder value through continued operational excellence and growth. Management is extremely enthusiastic to launch our new name as it represents a new beginning and a new chapter in the Company’s history.”

About Gammon Gold

Gammon Gold Inc. is a publicly traded mid-tier gold and silver producer engaged in the mining, development, exploration and acquisition of resource properties in North America. The Company owns and operates three producing mines in Mexico, the Ocampo mine in Chihuahua State, the El Chanate project in Sonora State, and the El Cubo mine in Guanajuato State. Gammon Gold also owns the Guadalupe y Calvo advanced exploration property in Chihuahua State and the Orion Project in the State of Nayarit, and has six exploration properties in various states throughout Mexico. Gammon’s executive office is located in Toronto, Ontario, Canada.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

René Marion	Anne Day
President & Chief Executive Officer	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
1-647-260-8880	1-647-260-8880

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